新世界發展有限公司
New World Development Company Limited

04 APR -9 AM 7:21

Securities & Exchange Commission
Office of International Corporate Finance
Room 3045
450 Fifth Street, N.W.
Washington, D. C. 20549
U S A

April 2, 2004

04024319

SUPPL

Dear Sirs

Re: File Number 82-2971
New World Development Co Ltd
<u>Rule 12g3-2 (b) exemption</u>

We refer to the above and enclose herewith Announcement dated April 1, 2004 in connection with the connected transaction between the Company and Asia Logistics Technologies Limited in duplicate for your files.

PROCESSED
APR 14 2004
THOMSON FINANCIAL

Yours truly
For and on behalf of
New World Development Co Ltd

Michael C Pei

Encls.
MP/jc

c.c. Ms Ellen Lin- The Bank of New York

dw 4/13

香港中環皇后大道中18號新世界大廈30樓 電話 (852) 2523 1056 傳真 (852) 2810 4673

新世界發展有限公司
New World Development Company Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code: 17)

CONNECTED TRANSACTION

(1) PROPOSED DISPOSAL OF THE ENTIRE INTEREST IN NEW WORLD PCS HOLDINGS LIMITED;
(2) PROPOSED SUBSCRIPTION OF NEW SHARES AND A CONVERTIBLE NOTE ISSUED BY ASIA LOGISTICS TECHNOLOGIES LIMITED;
AND
(3) APPLICATION FOR A WHITEWASH WAIVER

Asia Logistics Technologies

ASIA LOGISTICS TECHNOLOGIES LIMITED
亞洲物流科技有限公司 *

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 862)

MAJOR AND CONNECTED TRANSACTIONS

(1) PROPOSED ACQUISITION OF THE ENTIRE INTEREST IN NEW WORLD PCS HOLDINGS LIMITED;
(2) PROPOSED ISSUE OF NEW SHARES AND A CONVERTIBLE NOTE;
(3) PROPOSED DISTRIBUTION IN SPECIE OF THE ENTIRE INTEREST IN NEW WORLD CYBERBASE LIMITED (STOCK CODE: 276), CAPITAL REDUCTION, INCREASE IN AUTHORISED SHARE CAPITAL AND SHARE CONSOLIDATION;
AND
(4) PROPOSED CHANGE OF NAME

Financial adviser to Asia Logistics Technologies Limited

TAI FOOK 大福融資有限公司
TAI FOOK CAPITAL LIMITED

* *for identification only*

SUMMARY

1. **The S&P Agreement**
On 29 March 2004, the S&P Agreement was entered into between NWTHL, a wholly-owned subsidiary of NWD, and ALT, pursuant to which ALT agreed to purchase and NWTHL agreed to dispose of the entire interest in NWPCS. The aggregate consideration for the Sale Shares amounts to HK$1,250 million which will be satisfied in cash upon S&P Completion. *S&P Completion is conditional upon, among other conditions, the Subscription Completion.*

2. **The Subscription Agreement**
On 29 March 2004, the Subscription Agreement was also entered into between PPG, a wholly-owned subsidiary of NWD, and ALT, pursuant to which PPG agreed to subscribe for: (i) 4,166,666,667 Subscription Shares (or 41,666,666 Consolidated ALT Shares) at an issue price of HK$0.012 per Existing ALT Share (or HK$1.20 per Consolidated ALT Share), representing a discount of approximately 72.7% to HK$0.044, being the closing price of the last trading day of the Existing ALT Shares prior to the Suspension; and (ii) the Subscription Note at a principal amount of *HK$1,200 million.*

3. **ALT Distribution, ALT Capital Reduction, ALT Share Increase and ALT Share Consolidation**
ALT proposes to effect the ALT Distribution, the ALT Capital Reduction, the ALT Share Increase and the ALT Share Consolidation. However, the ALT Distribution and the ALT Share Consolidation will only become effective upon Subscription Completion. Since Completion (including Subscription Completion) is subject to the fulfillment of a number of conditions precedent (as described more fully below), **the ALT Distribution, the ALT Share Increase and ALT Share Consolidation may or may not take place. However, the ALT Capital Reduction will become effective irrespective of whether the S&P Agreement or the Subscription Agreement is completed or not.**

A. **ALT Distribution**
The ALT Distribution will involve a distribution in specie of all NWCB Shares held by ALT to all ALT Shareholders whose names appear on the register of members of ALT on the Record Date if Completion takes place in the following manner:

FOR EVERY 10 CONSOLIDATED ALT SHARES (OR 1,000 EXISTING ALT SHARES) HELD .... 426 NWCB SHARES

B. **ALT Capital Reduction and ALT Share Increase**
To facilitate the ALT Distribution and the issue of the Subscription Shares and the Conversion Shares (in the event that the conversion rights under the Subscription Note are exercised) and in any event to give ALT greater flexibility in making future dividend payments (if any), ALT Board also proposes to effect the ALT Capital Reduction and the ALT Share Increase, whereby (i) the entire amount standing to the credit of the share premium account of ALT (the audited share premium account being approximately HK$440.9 million as at 31 December 2002) will be applied first to set off against the accumulated losses of ALT (the audited accumulated losses being approximately HK$233.5 million as at 31 December 2002) and thereafter to effect the ALT Distribution and the balance (if any) to be applied as the ALT Board may consider appropriate, subject to compliance with the laws of the Cayman Islands, including the payment of future *dividends (if any) to the ALT Shareholders;* and (ii) the existing authorised share capital of ALT will be increased from HK$100,000,000 to HK$2,000,000,000 by the creation of additional 190,000 million Existing ALT Shares (or 1,900 million Consolidated ALT Shares).

C. **ALT Share Consolidation**
The ALT Board also proposes, if Subscription Completion takes place, that every 100 issued or unissued Existing ALT Shares of HK$0.01 each will be consolidated into one Consolidated ALT Share of HK$1.00.

4. **Proposed change of name of ALT**
The ALT Board also proposes that, if Subscription Completion takes place, ALT will change its name to "New World Mobile Holdings Limited" and adopt a Chinese name of「新世界移動控股有限公司」for identification purposes only. The change of name will reflect the business focus of the ALT Group after Completion.

5. **Whitewash Waiver**
Immediately after the issue of the Subscription Shares at Subscription Completion but before the exercise of any of the conversion rights under the Subscription Note and the ALT Convertible Note, the aggregate voting rights of the NWD Group in ALT (including the interest to be held by PPG) will increase from approximately 5.60% to approximately 55.27%. As such, PPG and its Concert Parties will have an obligation to make mandatory general offers for all the Existing ALT Shares or Consolidated ALT Shares, the ALT Convertible Note and the outstanding ALT Share Options other than those already owned or agreed to be subscribed by PPG and its Concert Parties following Subscription Completion pursuant to Rule 26.1 of the Takeovers Code. PPG will make an application to the Executive for the grant of the Whitewash Waiver. The Whitewash Waiver, if granted, will be subject to the Independent ALT Shareholders' approval at the EGM by poll.

6. **General**
Since Mr. Simon Lo, the controlling ALT Shareholder, was the directors of certain subsidiaries of NWD for the past twelve months prior to the date of the S&P Agreement and the Subscription Agreement, each of the S&P Agreement and the Subscription Agreement constitutes a connected transaction of NWD under the Listing Rules. Since the consideration under each of the S&P Agreement and the Subscription Agreement falls under the de-minimis provision of Rule 14.25(1) of the Listing Rules, the entering into of the S&P Agreement and the Subscription Agreement by each of NWTHL and PPG is only subject to disclosure by NWD in this announcement and the annual report of NWD.

Given the consideration of the Sale Shares, the S&P Agreement constitutes a major transaction for ALT under the Listing Rules. The effect of the Subscription Agreement and the *S&P Agreement (the completion of which is conditional upon Subscription Completion)* taken together is that ALT has agreed to purchase 100% equity interest in NWPCS, the indirect owner of which (being NWD) will become the controlling ALT Shareholder (through PPG and NWCBN, each of them is a wholly-owned subsidiary of NWD). As such, the Subscription Agreement and the S&P Agreement, taken as a whole, also constitutes a connected transaction for ALT pursuant to Rule 14.23(1)(b) of the Listing Rules which requires the Independent ALT Shareholders' approval.

A circular giving details of the Transactions including, among others, (i) the recommendation of the independent board committee of ALT to the Independent ALT Shareholders; (ii) the advice from the independent financial adviser to the independent board committee of ALT in respect of the terms and conditions of the transactions contemplated under the Subscription Agreement, the S&P Agreement and the Whitewash Waiver; and (iii) a notice of the EGM is expected to be despatched by *ALT to the ALT Shareholders* as soon as practicable and in accordance with the Amended Listing Rules and the Takeovers Code.

Further announcement in respect of, among others, (i) details of certain non-exempt continuing connected transactions between the ALT Group and the NWD Group upon Completion (if any); (ii) detailed timetable and trading arrangements, in relation to the ALT Share Consolidation, the ALT Distribution and proposed change of company name of ALT; (iii) details of proposed change of management and directors of ALT; (iv) appointment of the independent financial adviser to the independent board committee of ALT; and (v) any adjustment required to be made to the terms of the *ALT Convertible Notes, and ALT Share Options will be made as soon as* practicable.

Trading in the securities of NWD and the Existing ALT Shares on the Stock Exchange were suspended at the request of NWD and ALT with effect from 9:33 a.m. and 9:30 a.m. on 1 April 2004 and 26 March 2004 respectively pending the release of this announcement. Applications have been made to the Stock Exchange for the resumption of trading of the securities of NWD and the Existing ALT Shares with effect from 9:30 a.m. on 2 April 2004.

The respective shareholders of NWD and ALT and potential investors should note that the Transactions, which are subject to a number of conditions precedent, may or may not be completed. The respective shareholders of NWD and ALT and potential investors are reminded to exercise caution when dealing in the securities of NWD and ALT.

(1)

1. THE S&P AGREEMENT

Date:
29 March 2004

Parties:
NWTHL (as Vendor)

ALT (as Purchaser)

Assets to be acquired by ALT:
The Sale Shares

Consideration:
HK$1,250 million payable in cash upon S&P Completion.

The consideration for the Sale Shares was determined after arm's length negotiations between the parties to the S&P Agreement, taking into account, among other factors, (i) the audited consolidated profits attributable to the shareholders of NWPCS for the year ended 30 June 2003 of approximately HK$202.0 million; (ii) the audited consolidated earnings before interests, taxation, amortisation and depreciation (EBITDA) of NWPCS for the year ended 30 June 2003 of approximately HK$440.8 million; and (iii) the audited consolidated net deficit of NWPCS as at 30 June 2003 of approximately HK$1,263.7 million and the proposed capitalisation of the NWD Shareholder's Loan in the manner as described under the paragraph headed "Treatment of the NWD Shareholder's Loan and the Bank Loans" below. The proforma unaudited consolidated net deficit of the NWPCS Group as at 30 June 2003 immediately after the aforesaid capitalisation of the NWD Shareholder's Loan would be approximately HK$79.6 million.

Treatment of the NWD Shareholder's Loan and the Bank Loans:
As at 29 February 2004, the Aggregate Liabilities amounted to approximately HK$2,254.1 million, representing amounts outstanding under the Bank Loans (being approximately HK$462.5 million) and the NWD Shareholder's Loan (being approximately HK$1,791.6 million). The NWD Shareholder's Loan is unsecured, interest-free and will be repayable on demand after 30 June 2004. The Bank Loans are currently guaranteed by NWD, which the Bank Guarantees are to be released as one of the condition precedent to the S&P Completion. If required, the Bank Loans will be repaid at Completion by a fresh loan from another subsidiary of NWD to NWPCS. The new loan will be repayable on demand after 18 months from the date of the S&P Agreement. If the Aggregate Liabilities on the Business Day prior to Completion exceeds HK$1,250 million, part of the NWD Shareholder's Loan will be capitalised so that the Aggregate Liabilities as at Completion does not exceed that amount. In sum, the Aggregate Liabilities in the books of NWPCS Group would be amounted to HK$1,250 million upon Completion.

ALT Board's view
The ALT Board (save for the independent non-executive directors of ALT) considers the consideration for the Sale Shares, in the context of the Transactions as a whole, to be fair and reasonable so far as the interest of the ALT Shareholders is concerned. An independent board committee of ALT will be formed to advise the Independent ALT Shareholders in respect of the S&P Agreement. An independent financial adviser will be appointed to advise the independent board committee of ALT in respect of the S&P Agreement.

NWD Board's view
The NWD Board (including the independent non-executive directors of NWD) considers the consideration for the Sale Shares, in the context of the Transactions as a whole and taking into account, among others, the factors in the determination of the consideration of the Sale Shares as set out above, to be fair and reasonable so far as the interest of the NWD Shareholders is concerned.

Conditions precedent:
S&P Completion is subject to the following conditions precedent:

(a) approval by the Independent ALT Shareholders of the transactions contemplated under the S&P Agreement;

(b) compliance (unless otherwise waived by the Stock Exchange) of announcement and shareholders approval requirements under the Amended Listing Rules or otherwise of the Stock Exchange in relation to present and future transactions of the NWPCS Group which, immediately following Completion, will constitute non-exempt continuing connected transactions of ALT under the Amended Listing Rules;

(c) no indication having been received from the Stock Exchange that as a result of the sale and purchase of the Sale Shares as contemplated under the S&P Agreement, ALT is or will be treated as a new listing applicant under the Amended Listing Rules;

(d) completion of the legal and financial due diligence on the NWPCS Group to the reasonable satisfaction of ALT;

(e) agreement having been received from the relevant bank creditors for the release on or before S&P Completion of the Bank Guarantees;

(f) the Consolidated ALT Shares or the Existing ALT Shares remaining listed on the Stock Exchange at all times prior to and on S&P Completion and the current listing of the Consolidated ALT Shares or the Existing ALT Shares not having been withdrawn or the trading of the Consolidated ALT Shares or the Existing ALT Shares not having been suspended for a consecutive period of more than seven trading days (other than any suspension due to the clearance of the announcement in respect of the transactions contemplated under the S&P Agreement) and no indication being received on or before the date of the S&P Completion from the Stock Exchange or the SFC to the effect that such listing may be withdrawn or objected to (or conditions will or may be attached thereto) including but not limited to as a result of S&P Completion or in connection with the terms of the S&P Agreement or for any other reason;

(g) all consents (subject only to conditions which NWTHL and ALT have no reasonable objection) having been obtained from the OFTA (if required);

(h) the obtaining of such other consent, approval, authorisation, permission, waiver or exemption which may be required from government or regulatory authorities or other third parties which are necessary or desirable in connection with the performance of the S&P Agreement and any of the transactions contemplated under the S&P Agreement; and

(i) the Subscription Completion.

If the conditions are not fulfilled or (in respect of the condition (d) above only) waived in writing by ALT or (in respect of the condition (f) above only) waived in writing by NWTHL, on or before the Long Stop Date, the S&P Agreement shall terminate at 11:59 p.m. on the Long Stop Date and neither party to the S&P Agreement shall have any claim against the other for costs, damages, compensation or otherwise (save in respect of any prior breach of the S&P Agreement).

S&P Completion:
S&P Completion shall take place at 10:00 a.m. on the third Business Day after satisfaction or waiver by ALT or NWTHL of the above conditions (other than the condition (i) above which is required to have fulfilled immediately before S&P Completion).

2. THE SUBSCRIPTION AGREEMENT

A. The Subscription Shares and the Subscription Note

Date:
29 March 2004

Parties:
PPG (as subscriber)

ALT (as issuer)

The subscriptions:
PPG has agreed to subscribe for the Subscription Shares and the Subscription Note on the terms described in more detail below.

The Subscription Shares:
4,166,666,667 new Existing ALT Shares (or 41,666,666 new Consolidated ALT Shares) to be issued and allotted at an issue price of HK$0.012 per Existing ALT Share (or HK$1.20 per Consolidated ALT Share) by ALT to PPG.

Based on the closing price of approximately HK$0.044 per Existing ALT Share as at 25 March 2004 (being the last trading day of the Existing ALT Shares on the Stock Exchange prior to the Suspension), the Subscription Shares would have a market value of approximately HK$183.3 million. Based on the average closing price of approximately HK$0.0452 per Existing ALT Share for the last five consecutive trading days up to and including 25 March 2004, the Subscription Shares will have a market value of approximately HK$188.3 million.

The number of the Subscription Shares (i.e. 4,166,666,667 new Existing ALT Shares or 41,666,666 new Consolidated ALT Shares) represent approximately 111.07% of the existing issued share capital of ALT and approximately 52.62% of the issued share capital of ALT as enlarged by the issue of the Subscription Shares, but without taking into account of the issue of the Conversion Shares.

Application will be made by ALT to the Stock Exchange for the listing of, and permission to deal in, the Subscription Shares.

The issue price of the Subscription Shares of HK$0.012 per Existing ALT Share (or HK$1.20 per Consolidated ALT Share) represents:

(i) a discount of approximately 72.7% to HK$0.044, being the closing price on 25 March 2004, being the last trading day of the Existing ALT Shares before the Suspension;

(ii) a discount of approximately 74.2% to approximately HK$0.0465, being the average closing price during the last 10 consecutive trading days up to and including 25 March 2004, being the last trading day of the Existing ALT Shares on the Stock Exchange before the Suspension;

(iii) a discount of approximately 76.1% to approximately HK$0.0502, being the average closing price of the Existing ALT Shares on the Stock Exchange during the last 30 consecutive trading days up to and including 25 March 2004, being the last trading day of the Existing ALT Shares before the Suspension; and

(iv) a discount of approximately 79.7% to approximately HK$0.0590, being the unaudited consolidated net asset value of the ALT Group per Existing ALT Share as at 30 June 2003.

The Subscription Note:
The Subscription Note in the principal amount of HK$1,200 million to be issued by ALT to PPG.

The principal terms of the Subscription Note are summarised below:

Issuer:
ALT

Noteholder:
PPG

Principal amount:
HK$1,200 million to be issued at its face value.

Maturity date and early redemption:
Unless previously converted, the outstanding principal amount of the Subscription Note (together with all unpaid and accrued interest) will be repaid by ALT upon its maturity on the Business Day immediately preceding the third anniversary of the date of its first issue. All or part (in the amount or integral multiple of HK$1,200,000) of the outstanding principal amount of the Subscription Note is redeemable at any time at the election of ALT without penalty.

Coupon:
The Subscription Note will bear a coupon from its date of issue at the rate of 0.75% per annum, which will be payable on the maturity date on the principal amount of the Subscription Note outstanding from time to time or if redeemed or converted earlier, on the date of redemption or conversion on the redeemed or converted principal amount of the Subscription Note.

Conversion rights:
The outstanding principal amount of the Subscription Note or any part thereof may, at the discretion of the holder, be converted (in the amount of integral multiples of HK$1,200,000) into new Existing ALT Shares or Consolidated ALT Shares to be issued to the holder of the Subscription Note (or as it may direct) at any time on or after the date of issue (but on or prior to the maturity date) at the relevant conversion price which is initially HK$0.012 per Existing ALT Share (or HK$1.20 per Consolidated ALT Share), subject to adjustment.

No fraction of Existing ALT Shares or Consolidated ALT Share will be issued on conversion nor will any cash payment be made to the holder of the Subscription Note in respect of such fraction.

Assuming that the entire principal amount of the Subscription Note is converted at its initial conversion price, a total of approximately 100,000 million new Existing ALT Shares (or 1,000 million new Consolidated ALT Shares) will be issued, representing (i) approximately 2,665.6% of the existing issued capital of ALT; and (ii) approximately 92.7% of the existing issued share capital of ALT as enlarged by the issue of the Subscription Shares and the new Conversion Shares.

Ranking of the Consolidated ALT Shares to be issued upon conversion:
The Existing ALT Shares (or the Consolidated ALT Shares) to be issued by ALT upon any exercise of the conversion rights under the Subscription Note will rank pari passu in all respects with all other Existing ALT Shares (or the Consolidated ALT Shares) in issue on the date of the conversion notice.

Conversion price:
The initial conversion price of HK$0.012 per Existing ALT Share (or HK$1.20 per Consolidated ALT Share), subject to adjustment in accordance with the terms of the Subscription Note (e.g. for dilutive events such as ALT issuing Consolidated ALT Shares or other securities convertible into Consolidated ALT Shares, where such Consolidated ALT Shares are to be issued at less than 95% of the then market price), was determined after arm's length negotiations among the parties.

The initial conversion price of HK$0.012 per Existing ALT Share (or HK$1.20 per Consolidated ALT Share) represents:

(i) a discount of approximately 72.7% to HK$0.044, the closing price of the Existing ALT Shares on the Stock Exchange on 25 March 2004, being the last trading day of the Existing ALT Shares on the Stock Exchange before the Suspension;

(ii) a discount of approximately 74.2% to approximately HK$0.0465, being the average closing price of the Existing ALT Shares on the Stock Exchange during the last 10 consecutive trading days of the Existing ALT Shares on the Stock Exchange up to and including 25 March 2004, being the last trading day of the Existing ALT Shares on the Stock Exchange before the Suspension;

(iii) a discount of approximately 76.1% to approximately HK$0.0502, being the average closing price of the Existing ALT Shares on the Stock Exchange during the period of 30 consecutive trading days up to and including 25 March 2004, being the last trading day of the Existing ALT Shares on the Stock Exchange before the Suspension; and

(iv) a discount of approximately 79.7% to approximately HK$0.0590, being the unaudited consolidated net asset value of the ALT Group per Existing ALT Share as at 30 June 2003.

Voting:
The holder of the Subscription Note will not be entitled to receive notice of, attend or vote at general meetings of ALT by reason only of its being a holder of the Subscription Note.

Transferability:
The Subscription Note is not transferable without the prior written consent of ALT.

ALT has agreed that it will promptly notify the Stock Exchange upon ALT becoming aware of any dealings by or transfer of the Subscription Note to any connected persons (as defined in the Amended Listing Rules) of ALT.

Listing:
No application has been or will be made for the listing of the Subscription Note on the Stock Exchange or any other stock exchanges. Application will be made to the Stock Exchange for the listing of the Conversion Shares.

B. **ALT BOARD'S VIEW AND NWD BOARD'S VIEW**
The ALT Board (save for the independent non-executive directors of ALT) considers the issue price of the Subscription Shares and the conversion price of the Subscription Note, in the context of the Transactions as a whole, to be fair and reasonable so far as the interest of the ALT Shareholders is concerned. An independent board committee of ALT will be formed to advise the Independent ALT Shareholders in respect of the Subscription Agreement. An independent financial adviser will be appointed to advise the independent board committee of ALT in respect of the Subscription Agreement.

The NWD Board (including the independent non-executive directors of NWD) considers the issue price of the Subscription Shares and the conversion price of the Subscription Note, in the context of the Transactions as a whole, to be fair and reasonable so far as the interest of the NWD Shareholders is concerned.

C. **CONDITIONS PRECEDENT:**
Subscription Completion is subject to the following conditions precedent:–

(a) approval by the Independent ALT Shareholders of the transactions contemplated under the Subscription Agreement including but not limited to (i) the issue and allotment of the Subscription Shares to PPG; (ii) the issue of the Subscription Note to PPG and the Conversion Shares; and (iii) the ALT Share Increase;

(b) a whitewash waiver having been obtained from the Executive pursuant to Note 1 of the Notes on dispensations from Rule 26 of the Takeovers Code and having been approved by the Independent ALT Shareholders at the EGM;

(c) all necessary sanctions and approvals (including the approval by the ALT Shareholders) being obtained for the ALT Distribution;

(d) the Listing Committee of the Stock Exchange granting the listing of, and permission to deal in, the Subscription Shares and the Conversion Shares;

(e) completion of the legal and financial due diligence on the ALT Group to the reasonable satisfaction of PPG;

(f) the Consolidated ALT Shares or the Existing ALT Shares remaining listed on the Stock Exchange at all times prior to and on Subscription Completion and the current listing of the Consolidated ALT Shares or the Existing ALT Shares not having been withdrawn or the trading of the Consolidated ALT Shares or the Existing ALT Shares not having been suspended for a consecutive period of more than seven trading days (other than any suspension due to the clearance of the announcement in respect of the transactions contemplated under the Subscription Agreement) and no indication being received on or before the date of the Subscription Completion from the Stock Exchange or the SFC to the effect that such listing may be withdrawn or objected to (or conditions will or may be attached thereto) including but not limited to as a result of Subscription Completion or in connection with the terms of the Subscription Agreement or for any other reason; and

(g) the obtaining of such other consent, approval, authorisation, permission, waiver or exemption which may be required from government or regulatory authorities or other third-parties which are necessary or desirable in connection with the performance of the Subscription Agreement and any of the transactions contemplated under the Subscription Agreement.

If the conditions are not fulfilled or (in respect of the conditions (b), (e) and (f) above only) waived in writing by PPG, on or before the Long Stop Date, the Subscription Agreement shall terminate at 11:59 p.m. on the Long Stop Date and neither party to the Subscription Agreement shall have any claim against the other for costs, damages, compensation or otherwise (save in respect of any prior breach of the Subscription Agreement).

PPG shall not waive the condition (b) above unless it shall have demonstrated to the satisfaction of the Executive that it has sufficient financial resources to fulfil its obligations under Rule 26 of the Takeovers Code (unless the Executive has in writing waived such a requirement). PPG has undertaken to ALT that it shall make offers for all the securities of ALT as required by the Takeovers Code and shall comply with its obligations thereunder in respect of such offers, if it waives the condition (b) above.

D. **SUBSCRIPTION COMPLETION:**
Subscription Completion shall take place at 10:00 a.m. on the third Business Day after satisfaction or waiver (in respect of conditions (b), (e) and (f) above) by PPG.

E. **SHAREHOLDING AND GROUP STRUCTURES:**
Set out below is a table showing the shareholding structure of ALT (i) as at the date of this announcement; (ii) upon Subscription Completion (and take into account the effect of the ALT Share Consolidation) but before conversion of the Subscription Note and the ALT Convertible Note; (iii) after Subscription Completion (and take into account the effect of the ALT Share Consolidation) and full conversion of the Subscription Note but before the conversion of the ALT Convertible Note; and (iv) after Subscription Completion (and take into account the effect of the ALT Share Consolidation) and full conversion of the Subscription Note and the ALT Convertible Note (assuming there is no other change in the shareholding structure/or the issued share capital of ALT from the date of this announcement):

	As at the date of this announcement		Immediately after Subscription Completion (and take into account the effect of the ALT Share Consolidation) but before conversion of the Subscription Note and the ALT Convertible Note		After Subscription Completion (and take into account the effect of the ALT Share Consolidation) and full conversion of the Subscription Note but before the conversion of the ALT Convertible Note		After Subscription Completion (and take into account the effect of the ALT Share Consolidation) and full conversion of the Subscription Note and the ALT Convertible Note	
	No. of Existing ALT Shares	%	No. of Consolidated ALT Shares	%	No. of Consolidated ALT Shares	%	No. of Consolidated ALT Shares	%
The NWD Group	210,000,000	5.60	43,766,666	55.27	1,043,766,666	96.71	1,046,595,266*	96.73
Party presumed to be acting in concert with the NWD Group under the Takeovers Code:								
Mr. Simon Lo	1,129,758,000	30.11	11,297,580	14.27	11,297,580	1.05	11,297,580	1.04
Sub-total of the NWD Group and its presumed Concert Parties	1,339,758,000	35.71	55,064,246	69.54	1,055,064,246	97.76	1,057,892,846	97.77
Mr. Chan	258,700,000	6.90	2,587,000	3.27	2,587,000	0.24	2,587,000	0.24
Public ALT Shareholders	2,153,097,700	57.39	21,530,977	27.19	21,530,977	2.00	21,530,977	1.99
Total	3,751,555,700	100.00	79,182,223	100.00	1,079,182,223	100.00	1,082,010,823	100.00

* the number of new Consolidated ALT Shares issued under the ALT Convertible Note are calculated based on the current conversion price (subject to adjustment) at HK$0.10 per Existing ALT Share.

Set out below are the shareholding and group structure of NWD, ALT, NWPCS and NWCB as at the date of this announcement and, immediately after Completion but before conversion of the Subscription Note and the ALT Convertible Note:

As at the date of this announcement:


NWD
100.00%
100.00%
NWCBN
Mr. Simon Lo
Mr. Chan
Public shareholders of ALT
5.60%
30.11%
6.90%
57.39%
(Note)
NWTHL
ALT
Existing public shareholders of NWCB
100.00%
27.48%
72.52%
NWPCS
NWCB

Note: NWCBN, a wholly-owned subsidiary of NWD, is the holder of the ALT Convertible Note.

Immediately after Completion but before conversion of the Subscription Note and the ALT Convertible Note:

(i) Regarding ALT and NWPCS:


NWD
100.00%
100.00%
NWCBN
Mr. Simon Lo
Mr. Chan
Public shareholders of ALT
2.65%
14.27%
3.27%
27.19%
(Note 1)
(Note 2)
PPG
52.62%
ALT
100.00%
NWPCS

Notes:
1. NWCBN, a wholly-owned subsidiary of NWD, is the holder of the ALT Convertible Note.
2. PPG, a wholly-owned subsidiary of NWD, will be the holder of the Subscription Note.

(ii) Regarding NWCB:


NWD
100.00%
NWCBN
Mr. Simon Lo
Mr. Chan
Public shareholders of ALT
Existing public shareholders of NWCB
1.54%
8.26%
1.89%
15.79%
72.52%
NWCB

3. **ALT DISTRIBUTION, ALT CAPITAL REDUCTION, ALT SHARE INCREASE AND ALT SHARE CONSOLIDATION**

A. **ALT Distribution:**
ALT proposes, if Subscription Completion takes place, to effect the ALT Distribution which would involve a distribution in specie of all NWCB Shares held by ALT to all ALT Shareholders.

All the NWCB Shares held by ALT will be distributed to the ALT Shareholders whose names appear on the register of members of ALT on the Record Date (to be determined but in any event will be earlier than the Subscription Completion). The NWCB Shares will continue to be listed on the Stock Exchange.

ALT Shareholders, whose names appear on the register of members of ALT on the Record Date, will, if Subscription Completion takes place, receive:

FOR 10 CONSOLIDATED ALT SHARES (OR 1,000 EXISTING ALT SHARES) HELD .... 426 NWCB SHARES

Reasons for distribution in specie of NWCB Shares:
The ALT Board is optimistic about the prospects of the mobile telecommunications market and considers that the Transactions will provide a solid ground for ALT to invest in mobile telecommunications projects. The ALT Board intends that the ALT Group be focused on the provision of supply chain and logistics related solutions and data services as well as mobile telecommunications. As such, the ALT Board considers that the distribution of ALT's entire interest in the NWCB Shares to all ALT Shareholders would (i) provide investors, research analysts and rating agencies with greater clarity on the business and financial position of ALT through segregation of NWCB's information technology businesses from its mobile telecommunications business (upon S&P Completion); and (ii) offer an opportunity for the ALT Shareholders to realise their investments in the NWCB Shares through direct holding of the NWCB Shares.

B. **ALT Capital Reduction and ALT Share Increase:**
For the reasons stated in greater detail below and to facilitate the ALT Distribution as described above and the issue of the Subscription Shares and the Conversion Shares (in the event that the conversion rights under any of the Subscription Note are exercised) and in any event to give ALT greater flexibility in making future dividend payments (if any)), ALT Board also proposes to effect the ALT Capital Reduction and the ALT Share Increase, whereby (i) the entire amount standing to the credit of the share premium account of ALT (the audited share premium account being approximately HK$440.9 million as at 31 December 2002) will be applied first to set off against the accumulated losses of ALT (the audited accumulated losses being approximately HK$233.5 million as at 31 December 2002), and thereafter to effect the ALT Distribution and the balance (if any) to be applied as the ALT Board may consider appropriate, subject to compliance with the laws of the Cayman Islands, including the payment of future dividends to the ALT Shareholders (if any); and (ii) the existing authorised share capital of ALT will be increased from HK$100,000,000 to HK$2,000,000,000 by the creation of an additional 190,000 million Existing ALT Shares (or 1,900 million Consolidated ALT Shares).

Reasons for the ALT Capital Reduction:
The ALT Board intends first to apply the amount standing to the credit of the share premium account of ALT to set off the accumulated losses of ALT. The latest annual report of the ALT as at 31 December 2002 showed that ALT had audited accumulated losses of approximately HK$233.5 million. The ALT Board believes that it is unlikely that the ALT Group will generate sufficient profits from its existing operations in the immediate future to eliminate those accumulated losses and that it would be inappropriate for ALT to pay dividends while the losses remain. The ALT Capital Reduction will allow ALT to eliminate those accumulated losses to facilitate the ALT Distribution which involves a distribution in specie. Any remaining surplus in the share premium account of ALT could be used for the payment of future dividends to the ALT Shareholders (if any). On that basis, the ALT Board considers it appropriate to effect the ALT Capital Reduction. In addition, given that ALT is carrying audited accumulated losses of approximately HK$233.5 million as at 31 December 2002, ALT cannot effect the ALT Distribution unless the ALT Capital Reduction becoming effective.

C. **ALT Share Consolidation:**
The ALT Board further proposes that, if Subscription Completion takes place, every 100 issued or unissued Existing ALT Shares of HK$0.01 each will be consolidated into one Consolidated ALT Share of HK$1.00 each.

The Consolidated ALT Shares after the ALT Share Consolidation will rank pari passu in all respects with each other. Notwithstanding the implementation of the ALT Share Consolidation, all the existing certificates for the Existing ALT Shares will continue to be effective as documents of title for the Consolidated ALT Shares.

Reasons for the ALT Share Consolidation:
The ALT Board believes that the ALT Share Consolidation is beneficial to the ALT Group. For the ALT Shareholders, the transaction costs and the registration costs incurred by the ALT Shareholders for the same number of Existing ALT Shares after the implementation of the ALT Share Consolidation (having regard to the enlarged share capital base as a result of the Subscription Completion) might be lower.

D. **Conditions of the ALT Capital Reduction, the ALT Share Increase and the ALT Share Consolidation:**
The ALT Capital Reduction, the ALT Share Increase and the ALT Share Consolidation will be conditional upon, among others:

(i) the passing at the EGM of a special resolution by the ALT Shareholders approving the ALT Capital Reduction, the ALT Share Increase and the ALT Share Consolidation;

(ii) the Listing Committee of the Stock Exchange granting listing of, and permission to deal in, the Consolidated ALT Shares to be in issue; and

(iii) compliance by ALT with the requirements of the Company Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands.

ALT Shareholders should note that the ALT Distribution, the ALT Share Increase and the ALT Share Consolidation will become effective upon Subscription Completion. Since Subscription Completion is subject to the fulfillment of a number of conditions precedent, the ALT Distribution, the ALT Share Increase and the ALT Share Consolidation may or may not take place. However, the ALT Capital Reduction will become effective irrespective of whether the S&P Agreement or the Subscription Agreement is completed or not.

4. **PROPOSED CHANGE OF NAME OF ALT**
The ALT Board also proposes that if Completion taking place, ALT will change its name to "New World Mobile Holdings Limited" and adopt a Chinese name of「新世界移動控股有限公司」for identification purposes. The change of name will reflect the business focus of the ALT Group after Completion.

The proposed change of name of ALT is subject to:

(i) the passing of a special resolution on the change of name by the ALT Shareholders at the EGM;

(ii) the Completion; and

(iii) the approval of the new name by the Registrar of Companies in Cayman Islands.

The change of name of ALT will take effect from the date on which the Registrar of Companies in Cayman Islands enters the new name on the register in place of the existing name. Thereafter, ALT will comply with the necessary filing procedures in Hong Kong.

The proposed change of name of ALT will not affect any of the rights of the ALT Shareholders. All existing share certificates in issue bearing the existing name of ALT will, after the change of name, continue to be evidence of title to the Existing ALT Shares.

5. ***TAKEOVERS CODE IMPLICATIONS OF THE TRANSACTIONS***
Immediately after the issue of the Subscription Shares at Completion but before the exercise of any of the conversion rights under the Subscription Note and the ALT Convertible Note, the aggregate voting rights of the NWD Group in ALT (including the interest to be held by PPG) will increase from approximately 5.60% to approximately 55.27%. As such, PPG and its Concert Parties will have an obligation to make mandatory general offers for all the Existing ALT Shares or Consolidated ALT Shares, the ALT Convertible Note and the outstanding ALT Share Options other than those already owned or agreed to be subscribed by the PPG and its Concert Parties following Subscription Completion pursuant to Rule 26.1 of the Takeovers Code.

One of the conditions precedent to Subscription Completion requires that the Whitewash Waiver be obtained. If the Whitewash Waiver cannot be obtained, the transactions contemplated under the Subscription Agreement will not become unconditional and will not proceed (unless that condition is waived). In such circumstances, mandatory offers will not be made by PPG and its Concert Parties (unless that condition is waived).

An application will be made by PPG to the Executive for the grant of the Whitewash Waiver under Note 1 of the Notes on dispensations from Rule 26 of the Takeovers Code. The Whitewash Waiver, if granted, will be subject to the Independent ALT Shareholders on a vote to be taken by poll at the EGM.

As the NWD Group will be interested in more than 50% of the entire issued share capital of ALT after Completion, the NWD Group may further acquire the securities of ALT without incurring any obligation to make general offers to acquire all the securities of ALT, other than those already owned by the NWD Group or its Concert Parties under Rule 26.1 of the Takeovers Code.

6. INFORMATION ON THE NWD GROUP, THE ALT GROUP, THE NWCB GROUP AND THE NWPCS GROUP

The NWD Group is principally engaged in property development, provision of various services including transport and facilities, infrastructure, ports and telecommunications.

The ALT Group is principally engaged in the provision of supply chain and logistics related solutions and data services, including research and development, consultancy, offering of software solutions, implementation and turnkey solutions.

The audited consolidated results of the ALT Group for the years ended 31 December 2001 and 31 December 2002 were as follows:

	For the year ended 31 December 2002 *(HK$' million)*	For the year ended 31 December 2001 *(HK$' million)*
Audited consolidated net loss before taxation and extraordinary items	92.9	22.5
Audited consolidated net loss attributable to the shareholders	89.4	24.4

As at 31 December 2002, the audited consolidated net asset value of the ALT Group amounted to approximately HK$250.7 million. For the six months ended 30 June 2003, the unaudited consolidated net loss of the ALT Group amounted to approximately HK$35.8 million. As at 30 June 2003, the unaudited consolidated net asset value of the ALT Group amounted to approximately HK$214.9 million.

The NWCB Group is principally engaged in the provision of information technology outsourcing and application services to customers in the PRC.

NWPCS is a wholly-owned subsidiary of NWTHL. The NWPCS Group is principally engaged in offering a host of quality mobile services including voice service and customized value-added services. Since its launch in August 1997, NWPCS has become one of Hong Kong's fastest growing mobile operators. In the face of the launch of third generation (3G) mobile services in Hong Kong, the NWPCS Group believes that providing services tailored to customer needs via its existing second and a half generation (2.5G) network will remain the most cost-effective strategy for staying competitive in the market.

Through the provision of a mobile network, the introduction of value-added data services, and the development of advance and innovative multi-media mobile solutions, NWPCS has further reinforced its position in the industry.

As one of the market leaders, NWPCS has established a strong foothold in the marketplace with a total of 34 retail outlets strategically located in high-traffic area. NWPCS's presence has been accentuated by entering into dealership agreements with various retail chains, which subsequently extended retail network of NWPCS to over 1,300 sales points throughout Hong Kong. The subscribers' base of NWPCS amounted to approximately 1.2 million in December 2003 with 40% prepaid customers.

In 2003, NWPCS introduced TrafficWatcher, the first video-streaming service in town that allows mobile phone users to obtain live broadcast of real-time traffic information. NWPCS regrouped its multi-media value-added services under the brand-new M Kee service platform in November, 2003, giving customers easy access to their desired service with an icon-based color WAP interface. In the same month, NWPCS introduced blah! instant phone chat, an SMS-based anonymous chat service allowing users to communicate seamlessly with over 3 million blah! users in the world. NWPCS believes that reliable and innovative data solutions in the next generation of mobile services will bring immense potentials for its subscribers' base.

Looking into the future, NWPCS Group will continue to dedicate research and development of advanced and innovative multi-media mobile solutions in order to fulfill the expectation of its subscribers.

The audited consolidated results of the NWPCS Group for the years ended 30 June 2002 and 30 June 2003 were as follows:

	For the year ended 30 June 2003 *(HK$' million)*	For the year ended 30 June 2002 *(HK$' million)*
Audited consolidated net profit before taxation and extraordinary items	202.0	87.0
Audited consolidated net profit attributable to the shareholders	202.0	87.0

As at 30 June 2003, the audited consolidated net deficit of the NWPCS Group was approximately HK$1,263.7 million (which included *approximately HK$1,791.6 million of the NWD Shareholder's Loans, a portion of which will be capitalised before S&P* Completion in the manner as described under the paragraph headed "Treatment of the NWD Shareholder's Loan and the Bank Loans" above. The proforma unaudited consolidated net deficit of the NWPCS Group as at 30 June 2003 immediately after the aforesaid capitalisation of the NWD Shareholder's Loan would be approximately HK$79.6 million.

7. REASONS FOR AND BENEFITS OF THE TRANSACTIONS

The NWD Board believes that the mobile telecommunications businesses of the NWD Group are inherently different in terms of the nature of the industry, rivalry, capital requirements, and management expertise from the core business of the NWD Group. The Transactions will allow the mobile telecommunication businesses and the other businesses of the NWD Group to be run by separately listed companies, each focusing on its particular businesses. The management of the NWD Group will be able to focus on its core business in property development, provision of various services including transport and facilities, infrastructure, ports and fixed-line telecommunications, while NWPCS will, as a result of its acquisition by ALT, obtain an independent identity with its management focusing on mobile telecommunications. As part of ALT, a separately listed company, NWPCS will be able to provide investors, research analysts and rating agencies with greater clarity on its business and financial positions. The NWD Board also believes that NWPCS after Completion, as part of the ALT Group, will be able to attract greater interest from investors focused on mobile telecommunication business, which will be of benefit to NWPCS and NWD as the controlling ALT Shareholder upon Completion.

The ALT Board is optimistic about the prospects of the mobile telecommunications market and considers that the Transactions will provide a solid ground for ALT to invest in mobile telecommunications projects. The ALT Board also believes that the Transactions will enlarge ALT's business scope, broaden its revenue stream and bring a positive contribution to ALT's overall earnings in future.

Based on the above, both the NWD Board (including the independent non-executive directors of NWD) and the ALT Board (save for the independent non-executive directors of ALT) believe that the Transactions will be beneficial to NWD and ALT and their respective shareholders as a whole.

8. CLARIFICATION BY ALT IN RELATION TO AN ARTICLE

Reference is made to an article (the "Article") which appeared on "Next Magazine" dated 11 March 2004. The Article alleged that *possible transactions might be entered into in relation to ALT and NWCB, which may involve backdoor listings or injection of assets.*

The NWD Board and the ALT Board confirm that, save as disclosed in this announcement, there are no negotiations or agreements relating to any transaction that are discloseable under paragraph 3 of the Listing Agreement, neither is the NWD Board nor the ALT Board aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature. The NWD Board and the ALT Board further confirm that they are not aware of any reasons which may give rise to the statement in the Article.

9. GENERAL

Maintenance of the listing of ALT:

Immediately after the issue of the Subscription Shares at Subscription Completion but before the exercise of any of the conversion rights under the Subscription Note and the ALT Convertible Note, and assuming that there have been no other changes in the issued share capital of ALT after the date of this announcement, NWD Group will indirectly hold approximately 55.27% of ALT's issued share capital as enlarged by the issue and allotment of the Subscription Shares. Accordingly, in the absence of other changes in shareholding in ALT, ALT will become a subsidiary of NWD immediately after the Subscription Completion.

It is the intention of NWD to maintain the listing of the Consolidated ALT Shares on the Stock Exchange after Completion. ***Accordingly, each of NWD and ALT will undertake to the Stock Exchange and ALT to use its best endeavours to take appropriate steps to ensure that, as soon as possible following issue of the Subscription Shares and the Conversion Shares, the public float of ALT will not be less than 25%.***

The Stock Exchange has stated that if, following Completion and conversion of all or part of the Subscription Note, less than 25% of the Consolidated ALT Shares are held by the public or if the Stock Exchange believes that:

- **a false market exists or may exist in the trading in the Consolidated ALT Shares; or**
- **there are too few Consolidated ALT Shares in public hands to maintain an orderly market,**

then it will consider exercising its discretion to suspend trading in the Consolidated ALT Shares until a sufficient public float is attained. *In this connection, it should be noted that upon Completion and conversion of all or part of the Subscription Note,* there may be insufficient public float for the Consolidated ALT Shares and therefore trading in the Consolidated ALT Shares may be suspended until a sufficient level of public float is attained.

PPG and NWCBN will also undertake to the Stock Exchange and ALT not to exercise the conversion rights under the Subscription Note and the ALT Convertible Note to the extent that such conversion would result in insufficient public float of ALT.

If ALT remains a company listed on the Stock Exchange, the Stock Exchange will closely monitor all future acquisitions or disposals of assets by ALT. The Stock Exchange has indicated that it has the discretion to require ALT to issue an announcement and a circular to the ALT Shareholders irrespective of the size of the proposed transactions, particularly when such proposed transactions represent a departure from the principal activities of the ALT. The Stock Exchange also has the power, pursuant to *the Amended Listing Rules, to aggregate a series of transactions of ALT and any such transactions may result in ALT being* treated as if it were a new listing applicant as set out in the Amended Listing Rules.

Save for pursuant to the S&P Agreement and the ALT Distribution, neither the NWD Board has any present intention to change the business of the ALT Group, nor the NWD Board has any present plans of disposal of assets of the ALT Group or injection of assets into the ALT Group. But the NWD Board intends to change the directors and the management of the ALT Group.

Regulatory matters:

Save for the allotment and issue of 110,000,000 Existing ALT Shares to NWCBN, upon conversion of part of the ALT Convertible Note on 5 December 2003, neither PPG nor any parties acting in concert with it has dealt in the securities of ALT during the six-month period immediately preceding the date of the S&P Agreement.

Since Mr. Simon Lo, the controlling shareholder of ALT, was the director of certain subsidiaries of NWD for the past twelve months prior to the date of the S&P Agreement and the Subscription Agreement, each of the S&P Agreement and the Subscription Agreement constitutes a connected transaction for NWD under the Listing Rules. Since the consideration under each of the S&P Agreement and the Subscription Agreement falls under the de-minimis provision of Rule 14.25(1) of the Listing Rules, the entering into of the S&P Agreement and the Subscription Agreement by each of NWTHL and PPG is only subject to disclosure by NWD in this announcement and the annual report of NWD.

Given the consideration of the Sale Shares, the S&P Agreement constitutes a major transaction for ALT under the Listing Rules. The effect of the Subscription Agreement and the S&P Agreement (the completion of which is conditional upon Subscription Completion) taken together is that ALT has agreed to purchase 100% equity interest in NWPCS, the indirect owner of which (being NWD) will become the controlling ALT Shareholder (through PPG and NWCBN, each of them is a wholly-owned subsidiary of NWD). As such, the Subscription Agreement and the S&P Agreement, taken as a whole, also constitutes a connected transaction for ALT pursuant to Rule 14.23(1)(b) of the Listing Rules which requires the Independent ALT Shareholders' approval. Given that each of PPG and NWTHL is a wholly-owned subsidiary of NWD and each of them is interested in the Subscription Agreement and the S&P Agreement, NWD and its associates will abstain from voting in respect of the resolutions regarding the Subscription Agreement and the S&P Agreement.

Since the approval by the Independent ALT Shareholders for each of ALT Distribution, the ALT Capital Reduction and the ALT Share Increase is a condition precedent to the Subscription Completion, NWD and its associates will also abstain from voting in respect of the resolutions regarding the ALT Distribution, the ALT Capital Reduction and the ALT Share Increase. However, none of the ALT Shareholders is required to abstain from voting in respect of the resolutions regarding the ALT Share Consolidation and the proposed change of company name of ALT.

The Whitewash Waiver is subject to approval by the Independent ALT Shareholders at the EGM by poll. Given (i) NWD is the beneficial owner of PPG; and (ii) Mr. Simon Lo was involved in the discussion and negotiation in relation to the Subscription Agreement, NWD, Mr. Simon Lo and their respective Concert Parties will be abstained from voting in respect of the resolution regarding the Whitewash Waiver.

A circular giving details of the Transactions including, among others, (i) the recommendation of the independent board committee of ALT to the Independent ALT Shareholders; (ii) the advice from the independent financial adviser to the independent board committee of ALT in respect of the terms and conditions of the transactions contemplated under the Subscription Agreement, the S&P Agreement and the Whitewash Waiver; (iii) and a notice of the EGM is expected to be despatched by ALT to the ALT Shareholders as soon as practicable and in accordance with the Amended Listing Rules and the Takeovers Code.

Further announcement in respect of, among others, (i) details of certain non-exempt continuing connected transactions between the ALT Group and the NWD Group upon Completion (if any); (ii) detailed timetable and trading arrangements, in relation to the ALT Share Consolidation, the ALT Distribution and proposed change of company name of ALT; (iii) details of proposed change of management and directors of ALT; (iv) appointment of the independent financial adviser to the independent board committee of ALT; and (v) any adjustment required to be made to the terms of the ALT Convertible Notes, and ALT Share Options will be made as soon as practicable.

Trading in the securities of NWD and the Existing ALT Shares on the Stock Exchange were suspended at the request of NWD and ALT with effect from 9:33 a.m. on 1 April 2004 and 9:30 a.m. on 26 March 2004 respectively pending the release of this announcement. Applications have been made to the Stock Exchange for the resumption of trading of the securities of NWD and the Existing ALT Shares with effect from 9:30 a.m. on 2 April 2004.

The respective shareholders of NWD and ALT and potential investors should note that the Transactions, which are subject to a number of conditions precedent, may or may not be completed. The respective shareholders of NWD and ALT and potential investors are reminded to exercise caution when dealing in the securities of these issuers.

DEFINITIONS

In this announcement, the following terms have the meanings set out below:

"Aggregate Liabilities"	the aggregate amount of consolidated borrowings of the NWPCS Group, comprising as at the date of this announcement the NWD Shareholder's Loan and the Bank Loans;
"ALT"	Asia Logistics Technologies Limited, a company incorporated in the Cayman Islands and the shares of which (stock code: 862) are listed on the Stock Exchange;
"ALT Board"	the board of directors of ALT;
"ALT Capital Reduction"	the application of the amount outstanding to the credit of the share premium account of ALT, and thereafter to effect the ALT Distribution and the balance (if any) to be applied as the ALT Board to set off the accumulated losses of ALT may consider appropriate, subject to compliance with the laws of the Cayman Islands, including the payment of future dividends (if any) to the ALT Shareholders;
"ALT Convertible Note"	the outstanding convertible note of ALT of face value of HK$28,286,000, with an initial conversion price of HK$0.10 (subject to adjustment) per Existing ALT Share;
"ALT Distribution"	the proposed distribution by ALT which involves, among others, the ALT Shareholders whose names appear *on the register of members of ALT on the Record Date receiving by way of distribution in specie of NWCB* Shares held by ALT on the basis of 462 NWCB Shares for every 10 Consolidated ALT Shares (or 1,000 Existing ALT Shares) held;
"ALT Group"	ALT and its subsidiaries;
"ALT Share Consolidation"	the proposed consolidation of every 100 issued or unissued Existing ALT Shares of HK$0.01 each into one Consolidated ALT Share of HK$1.00 each;
"ALT Share Increase"	the increase in the existing authorised share capital of ALT from HK$100,000,000 to HK$2,000,000,000 by the creation of an additional 190,000 million Existing ALT Shares (or 1,900 million Consolidated ALT Shares);
"ALT Share Options"	the share options granted under the share option scheme adopted by ALT on 11 September 1998;
"ALT Shareholder(s)"	holder(s) of Existing ALT Shares or Consolidated ALT Shares;
"Amended Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange, the version of which has taken effect since 31 March 2004 and as amended from time to time;
"associate(s)"	has the same meaning as ascribed to under the Listing Rules;
"Bank Loans"	the bank loans and banking facilities owed by the NWPCS Group from time to time;
"Bank Guarantees"	*guarantees executed by NWD in favour of various banks to guarantee the repayment of the Bank Loans by* the NWPCS Group;
"Business Day"	a day (other than a Saturday or a Sunday) on which banks are generally open for business for more than five hours in Hong Kong;
"Completion"	*S&P Completion and Subscription Completion;*
"Concert Parties"	in respect of a person, means parties acting in concert (within the meaning ascribed to that term under the Takeovers Code) with such person in relation to the voting rights of Existing ALT Shares or Consolidated ALT Shares;
"Consolidated ALT Shares"	*share(s) of HK$1.00 each immediately following the ALT Capital Reduction and the ALT Share* Consolidation becoming unconditional and effective;
"Conversion Shares"	new Existing ALT Shares (or new Consolidated ALT Shares) which fall to be issued upon the exercise of any of the conversion rights attaching to the Subscription Note at an initial conversion price of HK$0.012 per Existing ALT Share (or HK$1.20 per Consolidated ALT Share), subject to adjustment;
"EGM"	the extraordinary general meeting of ALT to be held to seek the approvals by the Independent ALT Shareholders or the ALT Shareholders, among others, the Transactions;
"Executive"	the Executive Director of the Corporate Finance Division of the Securities and Futures Commission of Hong Kong, or any delegate for the time being of the Executive Director;
"Existing ALT Share(s)"	existing share(s) of HK$0.01 each in the share capital of ALT;
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC;
"Independent ALT Shareholders"	the ALT Shareholders other than those who are required to abstain from voting under the Listing Rules or the Takeovers Code;
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange, which remained effective up to and including 30 March 2004;
"Long Stop Date"	31 August 2004 or such later date as may be agreed in writing between the respective parties to the S&P Agreement and the Subscription Agreement;
"Mr. Chan"	Chan Ki, the vice-chairman and an executive director of ALT;
"Mr. Simon Lo"	Lo Lin Shing, Simon, the chairman and an executive director of ALT and the controlling shareholder of ALT;
"NWCB"	*New World CyberBase Limited, a company incorporated in Bermuda and the shares of which (stock code:* 276) are listed on the Stock Exchange, which is owned as to approximately 27.48% by ALT as at the date of this announcement;
"NWCB Group"	NWCB and its subsidiaries;
"NWCBN"	*New World CyberBase Nominee Limited, a company incorporated in the British Virgin Islands with limited* liability and a wholly-owned subsidiary of NWD;
"NWCB Share(s)"	1,600,419,388 ordinary share(s) of HK$0.02 each in the issued capital of NWCB which are beneficially owned by a wholly-owned subsidiary of ALT as at the date of this announcement;
"NWD"	New World Development Company Limited, a company incorporated in Hong Kong and the shares of which (stock code: 17) are listed on the Stock Exchange;
"NWD Board"	the board of directors of NWD;
"NWD Group"	NWD and its subsidiaries;
"NWD Shareholder's Loan"	a loan owed by the NWPCS Group to the NWD Group which amounted to approximately HK$1,791.6 million as at 29 February 2004;
"NWD Shareholders"	holders of ordinary shares of HK$1.00 each in the issued capital of NWD;
"NWPCS Group"	NWPCS and its subsidiaries;
"NWPCS"	New World PCS Holdings Limited, a company incorporated in the Cayman Islands and is a wholly-owned subsidiary of NWTHL as at the date of this announcement;
"NWTHL"	New World Telephone Holdings Limited, a company incorporated in Hong Kong, and a wholly-owned subsidiary of NWD and the beneficial owner of the entire issued share capital of NWPCS;
"NWTHL Group"	NWTHL and its subsidiaries;
"OFTA"	Office of the Telecommunications Authority;
"PPG"	Power Palace Group Limited, a company incorporated in the British Virgin Islands with limited liability and a wholly-owned subsidiary of NWD;
"PRC"	the People's Republic of China;
"Record Date"	being the record date to determine entitlements to the distribution in specie of the NWCB Shares by ALT;
"S&P Agreement"	*the agreement dated 29 March 2004 under which ALT has conditionally agreed to acquire the Sale Shares* from NWTHL;
"S&P Completion"	completion of the S&P Agreement;
"Sale Shares"	the entire issued share capital of NWPCS;
"SFC"	the Securities and Futures Commission of Hong Kong;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Subscription Agreement"	the agreement dated 29 March 2004 under which PPG has conditionally agreed to subscribe the Subscription Shares and the Subscription Note to be issued by ALT;
"Subscription Completion"	completion of the Subscription Agreement;
"Subscription Note"	the convertible note in the principal amount of HK$1,200 million to be issued to PPG (or as it may direct) pursuant to the Subscription Agreement entitling the holder thereof to convert the principal amount thereof into new Existing ALT Shares (or new Consolidated ALT Shares) at the initial conversion price of HK$0.012 per Existing ALT Share (or HK$1.20 per Consolidated ALT Share), subject to adjustment;
"Subscription Shares"	4,166,666,667 new Existing ALT Shares (or 41,666,666 new Consolidated ALT Shares) to be allotted and issued at HK$0.012 per Existing ALT Share (or HK$1.20 per Consolidated ALT Share) to PPG (or as it may direct) pursuant to the Subscription Agreement;
"Suspension"	the suspension of trading of the Existing ALT Shares on the Stock Exchange with effect from 9:30 a.m. on 26 March 2004 pending the release of this announcement;
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers;
"Transactions"	the transactions contemplated under the S&P Agreement and the Subscription Agreement; and
"Whitewash Waiver"	a waiver of the obligation of PPG and its Concert Parties to make mandatory offers for all the securities of ALT other than those already owned or agreed to be subscribed by the PPG or its Concert Parties under Rule 26 of the Takeovers Code as a result of the issue of the Subscription Shares to PPG (or as it may direct).

By Order of the Board of
New World Development Company Limited
LEUNG Chi Kin, Stewart
Company Secretary

By Order of the Board of
Asia Logistics Technologies Limited
LO Lin Shing, Simon
Chairman

The NWD Board comprises:

Executive Directors:
Dato' Dr. CHENG Yu-Tung *(Chairman)*, Dr. CHENG Kar-Shun, Henry *(Managing Director)*, Dr. SIN Wai-Kin, David, LIANG Chong-Hou, David

Non-executive Directors:
The Honourable LEE Quo-Wei, Lord SANDBERG, Michael*, Dr. HO Tim*, CHENG Yue-Pui, YEUNG Ping-Leung, Howard*, Dr. CHA* Mou-Sing, Payson*, CHENG Kar-Shing, Peter, LEUNG Chi-Kin, Stewart, CHAN Kam-Ling, CHOW Kwai-Cheung, CHA Mou-Zing, Victor *(Alternate Director to Dr. CHA Mou-Sing, Payson)*, HO Hau-Hay, Hamilton (Alternate *Director to Dr. HO Tim)*

* *Independent Non-executive Directors*

The ALT Board comprises:

Executive Directors:
LO Lin Shing, Simon *(Chairman)*, CHAN Ki *(Vice Chairman)*, CHAN Wai Keung, Ringo *(Chief Executive Officer)*, YU Ansheng, Ben, LO Lin Kwong, ZHAO Rui

Non-executive Directors:
Dr. CHENG Kar-Shun, Henry, HO Hau Chong, Norman

Independent Non-executive Directors:
TO Hin Tsun, Gerald, WEI Chi Kuan, Kenny

Hong Kong, 1 April 2004

The directors of NWD jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than information relating to the ALT Group and the NWCB Group) and confirm, having made all reasonable inquiries, that to the best of their knowledge the opinions expressed in this announcement (other than information relating to the ALT Group and the NWCB Group) have been arrived at after due and careful consideration and there are no other facts (other than information relating to the ALT Group and the NWCB Group) not contained in this announcement the omission of which would make any of the statements (other than information relating to the ALT Group and the NWCB Group) in this announcement misleading.

The directors of ALT jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than information relating to the NWD Group) and confirm, having made all reasonable inquiries, that to the best of their knowledge the opinions expressed in this announcement (other than information relating to the NWD Group) have been arrived at after due and careful consideration and there are no other facts (other than information relating to the NWD Group) not contained in this announcement the omission of which would make any of the statements (other than information relating to the NWD Group) in this announcement misleading.